Peak 2020 Revenues Top $40M in Audited Year-End Financial Results

Montreal, Quebec--(Newsfile Corp. - April 30, 2021) - Peak Fintech Group Inc. (CSE: PKK) ("Peak" or the "Company") today announced its financial results for the year ended December 31, 2020. The Company reported revenue in excess of $40M for the year, in line with what it had forecasted, despite some headwind from the COVID-19 pandemic during the year. All amounts expressed are in Canadian dollars.

2020 Financial Highlights:

  Total Revenue of $42.7M

  Adjusted EBITDA of ($1.86M)

  Net Loss of ($5.51M)

Comparative Summary of Key Financial Metrics from 2018 to 2020

	2020	2019	2018
Revenue	$42,698,047	$11,708,653	$1,681,534
Expenses[1]	$44,556,226	$10,173,036	$3,260,765
Adjusted EBITDA[2]	($1,858,179)	$1,535,617	($1,579,231)
Net Income (Loss)	($5,513,511)	($1,830,361)	($3,608,920)

1 Expensesdo not include interest, taxes, depreciation (including impairment of intangible assets) losson settlement of debt, gain on bargain purchase and amortization

2 Adjusted EBITDA equalsnet income (loss) before finance costs, taxes, depreciation, amortization and impairment of intangible assets, losson extinction of debt, gain on bargain purchase and amortization

2020 Operating Highlights:

  Expansion of operations to Shanghai commercial credit market

  Partnership to help distribute COVID-19 financial aid from Jiangyin municipal government to city's affected businesses

  Addition of several new Jinxiaoer Service Centres, including in the cities of Changzhou, Suzhou, Nanjing and Taiyuan

  Addition of several new lenders to the Lending Hub, bringing the number of banks and lending institutions in the ecosystem to more than 50

  Integration of the Jinxiaoer loan brokerage platform to the Lending Hub ecosystem

  Equipment financing program powered by Cubeler Lending Hub in Xi'An

  Launch of government-backed commercial lending Financial Centre powered by Cubeler Lending Hub in Jiangyin

  Beginning of transition of certain previously outsourced supply-chain financing related services to Gold River 2.0 platform

Review of 2020

As it was for most companies all over the world, 2020 began with a lot of uncertainty for Peak due to COVID-19. However, as the Chinese government sought to get the economy re-started through various credit initiatives, the Company was able to play a role in the distribution of some government financial aid programs and ride some of those initiatives to have a strong finish to the first quarter. COVID-19 restrictions began easing in Q2, which helped the Company gain some footing in the quarter. Peak ramped up its services in the supply-chain vertical by expanding its offering to the cities of Changzhou and Suzhou during the quarter. This, along with the successful integration of the Jinxiaoer loan brokerage platform to the Company's Lending Hub, resulted in a considerable increase in the number of transactions facilitated by the Hub in Q2.

Demand for Peak's services reached new levels in the third quarter, which helped the Company post record revenues. The vast majority of Peak's revenue was still being generated by facilitating supply-chain related purchase orders between raw material suppliers and manufacturers, but the Company slowly began to work its way down the transactional supply-chain toward its objective of eventually finance purchase orders placed with thousands of manufacturers and distributors by tens of thousands of retailers.

The fourth quarter of 2020 provided validation that the Company's client acquisition strategy of providing services to raw material suppliers and large factories to get to their thousands of distributors and retail clients was working. That strategy led to partnerships with consumer electronics distributor Beijing Dianjing Company Ltd. ("BDC"), and packaged foods product distributor Beijing Jingying Corporate Management Ltd., who collectively have over 310,000 small business retailer clients with the potential to become members of the Peak's Lending Hub ecosystem. Peak also leverage its relationship with the supply-chain to build a network of more than 55,000 social media influencers that have become a force in China's retail industry. Considering that Peak's Lending Hub ecosystem in 2020 included a total of approximately 30,000 micro, small and medium sized business clients, Q4 2020 was so far the most important quarter for the Company in terms of future revenue potential since it first deployed the Lending Hub in the second quarter of 2018.

Peak also began to see some of the higher profit margin transactions it believes are the future of the Company in the fourth quarter, including transactions where the Lending Hub is used to help social media influencers finance product showcase events on popular social media platforms such as TikTok and WeChat. These types of transactions are expected to account for an increasingly greater percentage of transactions on Lending Hub, thereby gradually improving the Company's overall profit margin. Peak was also able to improve the profit margins of its supply-chain financing service bundle and realize important savings on cost of service expenses during the quarter as more and more supply-chain financing related services previously outsourced to third-parties were shifted to the Company's Gold River platform.

As it has done for the past couple of years, Peak spent time during the last quarter of the year paying special attention to ensuring that its platforms remain at the forefront of the analytics and AI spectrum of the Fintech space. The Company completed the integration of China's new digital currency to its platforms in the quarter, making Peak's Lending Hub and Gold River platforms among the first at the time to provide clients with the ability to conduct digital RMB transactions. The Company also saw an opportunity to enhance its Lending Hub offering to small, local and regional banks, while adding a complementary data set to Lending Hub that would enhance the platform's AI capabilities, and signed a letter of intent to acquire banking AI software company Zhongke Software Intelligence Ltd ("Zhongke"), whose software was being used by 34 banks and financial institutions at the time of the signing of the agreement.

The Company's capital markets strategy in Q4 picked up where it left off in Q3. Peak continued to work with its strategy advisors and consultants to structure the Company and take steps to prepare it to list its securities on top-tier stock exchanges such as the NASDAQ. Peak's capital market success came at a considerable cost, as "consulting fees" were second only to "cost of service" expenses related to supply-chain transactions in Q4 and for all of 2020. The high consulting fees incurred by the Company in 2020 however were related to specific capital market strategies designed and implemented primarily in Q3 and Q4. Those fees are therefore not expected to account for such a large percentage of the Company's expenses in the future.

Outlook for 2021

Peak closed out the last quarter of 2020 finding itself in the best position it's ever been from all relevant aspects of its business. The Company finished the year having generated almost 4 times more revenue than it did in 2019, was showing a strong balance sheet featuring almost $6M in cash and virtually no long-term debt and had strategic partnerships in place to potentially add more than 10-times the number of clients the Company serviced throughout 2020. This puts Peak in position for what management expects to be an exceptional year in 2021 in terms of number of clients serviced, geographic expansion and revenue generated, which should culminate into the Company's first profitable year.

Peak is a strong believer in the power of China's social media platforms and the influencers that are using those platforms to reshape the country's retail industry. These influencers create, host and put on elaborate product showcase events on popular platforms such as TikTok, Weibo and WeChat where millions of dollars' worth of merchandize is purchased by their millions of followers at each event. Peak created a program on its Lending Hub platform in Q4 2020 specifically designed to help its network of over 55,000 social media influencers obtain the short-term financing they often need to put together their events. The popularity of the program has thus far exceeded the Company's expectations and Peak will look to work in close partnership with some of the top influencers in 2021 to help promote the program to the influencer network and on the social media platforms themselves.

The Company believes that small, medium sized and micro businesses and lending financial institutions in China are not the only ones who would stand to benefit from its Lending Hub ecosystem where data, analytics and AI are used to automate commercial lending transactions. Peak therefore has plans to begin expanding its service offering beyond China's borders by first deploying the Lending Hub to Canada by the end of 2021 followed by the United States shortly thereafter. The deployment of the Hub to North America should also provide the first look at how the Company plans to commercialize all of the data that accumulates throughout its Lending Hub ecosystem, unveiling new, and what Peak expects to be significant, revenue streams for the Company.

"2021 figures to be a year full of exciting new opportunities, another year where the Company's revenue more than doubles, and the year in which it posts its first ever profit," commented Peak CEO Johnson Joseph. "With the way we concluded 2020 and how the capital markets have responded to what we've managed to accomplish so far, we really believe that 2021 will be the year in which we show this Company's true potential."

Fiscal 2020 Financial Results Summary

In summary, the Company generated $42,698,047 in revenue in 2020 (compared to $11,708,653 in fiscal 2019). Total expenses for fiscal 2020 amounted to $47,359,548, compared to 13,015,178 in 2019.

The net loss for the year was $5,513,511 compared to $1,830,362 in 2019. Full details of the Company's 2020 financial results can be found in the Audited Consolidated Financial Statements and Management's Discussion and Analysis (MD&A) for the years ended December 31, 2020 and 2019, which are available at www.sedar.com.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
1-312-261-6430
PEAK@mzgroup.us

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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